Exhibit 7(bb)

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

September 23, 2024

STRICTLY CONFIDENTIAL

Christopher L. Winfrey

President and Chief Executive Officer

Charter Communications, Inc.

400 Washington Blvd.

Stamford, Connecticut 06902

Dear Chris:

Liberty Broadband Corporation (“LBC”) is in receipt of Charter Communications, Inc.’s (“Charter”) September 15, 2024 non-binding proposal (the “Proposal”) regarding a potential combination of Charter with LBC. We appreciate your interest in exploring the potential combination of our respective companies.

While the Proposal represents a constructive starting point, LBC management believes that the Proposal undervalues LBC. To that end, we would propose engaging in further discussions based upon the terms set forth herein. LBC would merge with a subsidiary of Charter in an all-stock transaction, inclusive of GCI Holdings LLC (“GCI”), on June 30, 2027 or such earlier date as the parties shall mutually agree. LBC stockholders would receive 0.2900 newly issued shares of Charter common stock for each share of LBC common stock issued and outstanding immediately prior to the merger, and we would expect Charter to assume or refinance LBC’s debt and preferred stock on or prior to closing. Between signing and closing, the current Charter governance arrangements between Charter and LBC would remain in effect, subject to such modifications as may be necessary to provide for a more limited participation by LBC in Charter’s stock buyback program.

In addition to the approvals that Charter outlined in the Proposal, the closing of the transaction would be subject to the approval of the Board of Directors of LBC, the requisite approval of LBC stockholders, and the approval of a majority of the stockholders of LBC unaffiliated with Dr. John C. Malone and his affiliates. The transaction would also be subject to customary closing conditions, including receipt of requisite regulatory approvals and applicable tax opinions. In addition, the foregoing counter-proposal is subject to the completion of reciprocal confirmatory due diligence of each party’s financial, tax, HR and legal matters. During the pendency of the transaction, LBC (including GCI) would operate in the ordinary course of business, subject to the terms of the definitive transaction agreements (if any).

We believe the foregoing counter-proposal represents a compelling opportunity for both parties. The proposed transaction, as outlined herein, rationalizes the dual corporate structure of both Charter and LBC, enhances the direct trading liquidity in Charter stock, provides a pathway to eliminating LBC’s existing governance rights and is consistent with precedent valuations. The transaction, if consummated, would also establish a fixed price at which shares of Charter common stock are effectively retired for the portion of LBC’s shares of Charter common stock underlying LBC’s debt. In addition, by retaining GCI, we believe Charter would be acquiring the leading consumer connectivity platform in Alaska at an attractive valuation and with an opportunity for further value creation through operational synergies and financing efficiencies.

The foregoing counter-proposal is offered for discussion purposes only and does not constitute an offer to sell any of the assets or equity of LBC or its affiliates. Unless and until definitive transaction agreements have been duly executed and delivered by all parties thereto, no contract or other obligation to proceed with a transaction shall be deemed to exist and none of LBC, its affiliates or their respective representatives shall have any liability or obligation of any kind whatsoever with respect to any transaction by virtue of this letter or any written or oral expression with respect to the transaction described herein.

Thank you for our strong partnership, and we look forward to your response.

Very truly yours,

Liberty Broadband Corporation

By:	/s/ Gregory B. Maffei
Name: Gregory B. Maffei
Title: President and Chief Executive Officer

cc:	John C. Malone, Chairman of the Board
Liberty Broadband Corporation

Eric L. Zinterhoffer, Chairman of the Board
Charter Communications, Inc.